

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2019

William Toler
Chief Executive Officer
HYDROFARM HOLDINGS GROUP, INC.
2249 South McDowell Boulevard
Petaluma, California 94954

> **Re: HYDROFARM HOLDINGS GROUP, INC.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 17, 2019**
> **CIK 0001695295**

Dear Mr. Toler:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form S-1 Confidentially Submitted July 17, 2019

Prospectus Summary
Company Overview, page 1

1. Provide support for your statements that you "enjoy an approximately 30% and 40% market share in the U.S. and Canadian hydroponic wholesale markets, respectively" and have "consistently grow[n] revenue at approximately 15% annually for the past 10 years through 2017."

Industry Overview, page 2

2. In order to put your business and the industry trends you discuss here and elsewhere in context, please elaborate upon how much of the controlled environment agriculture

business is dependent upon hydroponics and clarify the extent to which hydroponics is just one way in which cannabis and industrial hemp can be grown.

Summary Consolidated Financial and Other Data, page 13

3.   Please include a solid vertical black line to separate successor and predecessor amounts to indicate a change in basis. This comment also applies to other sections in the document whenever successor and predecessor amounts are presented together.

4.   You disclose Adjusted EBITDA margin without providing the disclosures in Item 10(e) of Regulation S-K. Please advise or revise.

Risk Factors, page 18

5.   Your risk factors acknowledge that your Term Loan Agreement prohibits your Subsidiary Obligors from selling your products directly to cannabis growers or cultivators, or to sellers or retailers that sell only to the cannabis industry, and your Encina Credit Facility prohibits the Subsidiary Obligors from selling your products to the cannabis industry, however, your disclosure does not appear to address whether you are currently in violation of these prohibitions or how you intend to avoid these prohibitions in the future. In fact, your disclosure states that your business has historically benefited from, and your future business is highly dependent upon, the growth of the cannabis market. Please revise your disclosure to address more specifically these apparent conflicts in your business and how you intend to address them.

Potential tariffs or a global trade war could increase the cost of our products . . ., page 24

6.   We note your disclosure that " . . . it is too early to predict how the recently enacted tariffs and any future tariffs on items imported from China or elsewhere will impact our business . . ." To the extent you are better able to quantify the impact of enacted tariffs on your business during the course of this review, please update your disclosure accordingly.

Use of Proceeds, page 46

7.   We note that the "principal purpose[] of this offering [is] to repay existing indebtedness . . ." among other purposes. If any material part of the proceeds is to be used to discharge indebtedness, set forth the interest rate and maturity of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K. Please revise your disclosure accordingly.

8.   We note your statement that the "expected use of the net proceeds from this offering . . . could change in the future as [y]our plans and business conditions evolve" and that "management will have broad discretion over the use of the net proceeds from this offering." You may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to the use in that event are indicated. Refer to Instruction 7 to Item 504 of Regulation S-K. Please revise your disclosure accordingly.

Dilution, page 50

9.   Historical net tangible book deficit per share stated in the second paragraph on page 50
        does not agree to the amount presented in the table. Please advise or revise.

Unaudited Pro Forma Combined Financial Information, page 52

10.   Please note pro forma financial statements are required in transactional filings whenever a
        significant business combination has occurred or is probable, and the transaction has not
        been reflected in the historical audited financial statements of the issuer for the most
        recent full fiscal year. Since your transaction has been reflected in the most recent full
        fiscal year, it appears your presentation of pro forma amounts for the year ended
        December 31, 2017 represent non-GAAP amounts and would be subject to the non-GAAP
        disclosure guidance in Item 10(e) of Regulation S-K. Please advise or revise. This
        comment also applies to other sections in the document when you present pro forma
        amounts for the year ended December 31, 2017.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Gross Profit, page 64

11.   Your disclosure of the adjusted margin percentage appears to represent a non-GAAP
        measure. Please tell us your consideration of the disclosures in Item 10(e) of Regulation
        S-K when you disclose the adjusted margin percentages.

EBITDA and Adjusted EBITDA, page 67

12.   We note your definition of EBITDA excludes impairment charges. Please tell us your
        consideration of the guidance in Question 103.01 of our Compliance and Disclosure
        Interpretations: Non-GAAP Financial Measures updated April 4, 2018.

Liquidity and Capital Resources, page 68

13.   Please revise your discussion and analysis of liquidity and capital resources to describe
        material commitments for capital expenditures and indicate the general purpose of such
        commitments and the anticipated source of funds needed to fulfill such commitments.
        Refer to Item 303(a)(2) of Regulation S-K and the Commission's Guidance Regarding
        Management Discussion and Analysis of Financial Condition and Results of Operations,
        Release No. 33-8350, available on our web site at http://www.sec.gov.

Description of Capital Stock
Forum Selection, page 121

14.   We note that your forum selection provision identifies the Court of Chancery of the State
        of Delaware as the exclusive forum for certain litigation, including any "derivative

action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please revise to state as much. If your Certificate of Incorporation does not clearly state how this provision applies to claims under the federal securities laws, tell us how you will inform investors in future filings how the provision applies. In addition, please provide appropriate risk factor disclosure about your forum selection provision.

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

15. Please revise to include a statement containing the year the auditor began serving consecutively as the company's auditor. Please refer to AS 3101 of PCAOB auditing standards.

Hydrofarm, LLC - Notes to the consolidated financial statements for the period from January 1, 2017 to May 11, 2017
15. Related party transactions, page F-27

16. Please tell us your consideration of disclosing the nature of restrictions on the VIE's assets and on the settlement of its liabilities reported in the consolidated balance sheet, including the carrying amounts of such assets and liabilities, and how the VIE affects your financial position, financial performance, and cash flows. Refer to ASC 810-10-50-2AA for guidance.

Hydrofarm Holdings Group, Inc. - Notes to the consolidated financial statements December 31, 2018 and 2017
3. Basis of preparation and significant accounting policies
Revenue recognition, page F-59

17. Please disclose how shipping and handling fees charged to customers are classified in the statements of operations.

4. Recently issued accounting pronouncements, page F-63

18. We note your intention to adopt ASU 2016-02 and ASU 2018-02 for fiscal 2019. Please tell us your consideration of disclosing of the potential impact that the recently issued

accounting standard will have on your financial position and results of operations. Please refer to ASC 250-10-S99-5.

5. Business combinations (other than the Formation Transaction), page F-64

19.   Please tell us your consideration of disclosing the percentage of voting equity interest acquired or percentage of control obtained related to your acquisitions of Greenstar Plants Products Ltd, and Eddi's Wholesale Garden Supplies Ltd. Refer to ASC 805-10-50-2c for guidance.

8. Prepaid expenses and other current assets, page F-67

20.   Your disclosure on page F-63 states you adopted the guidance in ASU 2015-17, Income taxes (ASC 740), on January 1, 2018. Please tell us why deferred tax assets amounts are classified as current assets as of December 31, 2018.

11. Impairment of indefinite-lived intangible assets, long-lived tangible and definite-lived intangible assets, and goodwill, page F-70

21.   We note your disclosure of impairment indicators that you identified in the fourth quarter of 2017 that resulted in impairment charges for period end December 31, 2017. Please tell us your consideration of the guidance in ASC 805-10-25-13 through 25-19 and ASC 805-10-30-1 through 30-3, related to the measurement period and new information obtained about facts and circumstances that existed as of May 12, 2017 that, if known, would have affected the measurement of the amounts recognized as of that date.

13. Debt, page F-73

22.   You disclose on page F-73 amortization of debt issuance cost of $248 for the period from inception (March 21, 2017) to December 31, 2017; however, no amounts are stated in the statement of cash flows as an adjustment to reconcile net loss to net cash used in operating activities for the period ended December 31, 2017. Please advise or revise. Additionally, on page F-75 you disclose fees related to a forbearance agreement and amendments. Please clarify your disclosure if amounts were capitalized or expensed as incurred.

15. Income Taxes, page F-77

23.   Please clarify the nature of the tax entity classification adjustment line item for the year ended December 31, 2018 included in your income tax rate reconciliation on page F-79 and why no adjustment was recorded in the previous year.

19. Segment reporting, page F-83

24.   Please tell us your consideration of disclosing revenues from external customers for each product and service or each group of similar products. In that regard, reference is made to your disclosures on page 85. Refer to ASC 280-10-50-40 for guidance.

General

25.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

    You may contact Tony Watson, Staff Accountant, at 202-551-3318 or Bill Thompson, Accounting Branch Chief, at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at 202-551-3797 or Mara Ransom, Assistant Director, at 202-551-3264 with any other questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Consumer Products